UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2015 (Report No. 2)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release issued by the Registrant on September 14, 2015, announcing that it was granted a patent from USPTO for Cabaletta for the treatment of Spinocerebellar Ataxia (SCA), which is attached hereto as Exhibit 99.1.

Exhibit No.

99.1	Press Release issued by BioBlast Pharma Ltd. on September 14, 2015, announcing that it was granted a patent from USPTO for Cabaletta for the treatment of Spinocerebellar Ataxia (SCA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioBlast Pharma Ltd. (Registrant) By /s/ Colin Foster
Name: Colin Foster
Chief Executive Officer and President

Date: September 14, 2015